CUSIP No. 169483104

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
China Medical Technologies, Inc.
(Name of Issuer)
American Depositary Shares, each representing 10 Ordinary Shares, $0.10 par value per share
(Title of Class of Securities)
169483104
(CUSIP Number)
June 12, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169483104

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	AER Advisors, Inc. 02-498531
2)	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	New Hampshire
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	11,933,520 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	11,933,520 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	37.0% **
12)	Type of Reporting Person	CO

*  As of June 12, 2012.

* * Based on 322,680,001 Ordinary Shares outstanding as of March 31, 2011, as reported in the Form 20-F for the fiscal year ended March 31, 2011 filed by the Issuer on July 18, 2011.

CUSIP No. 169483104

Schedule 13G

Item 1.

(a)           Name of Issuer:  China Medical Technologies, Inc.

(b)           Address of Issuer's Principal Executive Offices:  No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China

Item 2.

(a)           Name of Person Filing:  AER Advisors, Inc., a registered investment adviser (the “Reporting Person”)

(b)           Address of Principal Business Office:  Drake Hill Commons, P.O. Box 670, North Hampton, New Hampshire  03862

(c)           Citizenship: The Reporting Person is a New Hampshire corporation.

(d)           Title of Class of Securities: American Depositary Shares, each representing 10 Ordinary Shares, $0.10 par value per share *

(e)           CUSIP Number: 169483104 *

* effective June 12, 2012 such shares were deregistered under Section 12(b) of the Securities Act of 1934, as amended, and delisted from the NASDAQ Stock Market LLC exchange

Item 3.

The Reporting Person is filing this statement pursuant to §§240.13d-1(b) because the Reporting Person is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4.      Ownership.

(a) through (c):  Responses to this item are incorporated by reference to Items 5 through 9 and 11 of the cover page to this Schedule 13G.

Item 5.      Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP No. 169483104

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 169483104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2012

AER ADVISORS, INC.
By /s/ Carol O’Leary
Name: Carol O’Leary
Title: President and Chief Executive Officer